Ballard Power Systems, Inc.

News Release

Ballard Congratulates SDTC On ‘Budget 2013’ Funding Commitment

For Immediate Release – March 25, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) congratulates Sustainable Development Technology Canada (SDTC) on the commitment received in the recently released Budget 2013 of $325 million over eight years for investment in Canadian cleantech companies.

John Sheridan, President and CEO of Ballard said, “The Government of Canada, through SDTC, is doing important work to support development and commercialization of Canada’s cleantech sector, including a number of projects that have involved Ballard. The projects with Ballard have contributed to an enhanced competitive position for our state-of-the-art clean energy fuel cell solutions in such international markets such as Indonesia, China, Europe, South Africa and the United States.”

To date, through its SD Tech FundTM SDTC has allocated $592 million to 245 clean technology projects, leveraged by $1.5 billion primarily from industry. SDTC has a total portfolio value of over $2 billion. These investments have been bolstered by an additional $2.3 billion from the private sector in follow-on financing into SDTC’s more mature companies, leading to a 15 times leveraging of the Government’s investment.

Ballard is currently supported by SDTC on two projects designed to improve durability and further reduce lifecycle cost of products the Company manufactures for use in the development stage Bus and Distributed Generation markets.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product development activities and projected outcomes. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com